Exhibit 99.1



Alcon and Amgen Sign Collaboration Agreement to Develop and Commercialize Innovative Therapies in Ophthalmology

FORT WORTH, Texas and THOUSAND OAKS, California (APRIL 24, 2006) – Alcon, Inc. (NYSE: ACL), the world's leading eye care company and Amgen (NASDAQ: AMGN), the world's largest biotechnology company, today announced a broad, multi-target collaboration to jointly research, develop, and commercialize therapeutics for the treatment of eye diseases. The agreement encompasses multiple biological targets and disease areas within the field of ophthalmology.

Under the terms of the agreement between Amgen and Alcon, Inc.'s affiliates, Alcon Research, Ltd. and Alcon Manufacturing, Ltd., the parties will jointly develop and commercialize candidates for ophthalmic therapies. Amgen will be responsible for providing existing and future molecules that have been or are identified to have potential utility in eye disease and will have the option to co-promote collaboration products. Alcon will lead clinical development and commercialization activities for molecules jointly selected by the companies. Amgen will grant Alcon an exclusive license within the field of ophthalmology for product candidates resulting from the collaboration but will retain rights for all non-ophthalmic uses.

"This agreement is an important step for Alcon that reflects the continued success of our strategic initiative to increase our access to the building blocks of future ophthalmic medicines," said Cary Rayment, chairman, president and CEO of Alcon, Inc. "Amgen has an extensive pipeline of new compounds that is of great interest to Alcon and this collaboration has the potential to lead to novel treatments for eye diseases, including age-related macular degeneration, glaucoma, allergy and dry eye."

"Alcon has broad capabilities to explore the utility of our molecules in diseases of the eye and to commercialize eye care products that may come from this collaboration," said Roger M. Perlmutter, executive vice president, Research and Development, Amgen. "We are optimistic that together, Amgen and Alcon can create innovative therapies that will provide meaningful benefits to patients."

At Amgen's election on a product-by-product basis, the parties will either share profits on commercial products or Alcon will pay Amgen performance milestones and royalties. No other financial terms were disclosed.

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About Amgen

      Amgen discovers, develops and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science's promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses. With a broad and deep pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people's lives. To learn more about our pioneering science and our vital medicines, visit www.amgen.com.

About Alcon

      Alcon, Inc. (NYSE: ACL) is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements (Alcon)

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating mainly to Amgen's and our ability to bring new products to market from this collaboration or to bring them to market in a timely manner. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: this collaboration may never develop any drugs that reach the market, they may reach the market later than other drugs to treat the same conditions or they may not be as effective or safe as such other drugs; the production processes and costs of any potential drugs have not been developed and there is no guarantee that they can be manufactured cost-effectively; changes in government legislation, regulation or reimbursement may reduce the potential revenues from any drugs developed by the collaboration; and other challenges inherent in new product research, development, manufacturing and marketing may not be able to be overcome. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

CONTACT: Amgen
Anne McNickle (805) 447-4587 (media)
Tony Gringeri (805) 447-1060 (investors)
www.amgen.com

CONTACT: Alcon
Carol Massey (817) 551-8058 (media)
Doug MacHatton (817) 551-8974 (investors)
www.alconinc.com